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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                SCHEDULE 14D-9
      SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    --------------------------------------


                               (AMENDMENT NO. 5)

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         Limited Partnership Interests
                        and Assignee Interests Therein
                        (TITLE OF CLASS OF SECURITIES)


                                     NONE
                                     ----
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                    --------------------------------------

                                 Gary Nickele
                           ARVIDA/JMB MANAGERS, INC.
                           900 North Michigan Avenue
                           Chicago, Illinois  60611
                                (312) 440-4800

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copy to:

                             Michael H. Kerr, P.C.
                               KIRKLAND & ELLIS
                            200 East Randolph Drive
                           Chicago, Illinois  60601
                                (312) 861-2094

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

          This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed by Arvida/JMB Partners, L.P. (the "Partnership"), on July 3, 1996, as previously amended by Amendment Nos. 1, 2, 3 and 4 filed on July 12, 1996, July 24, 1996, July 30, 1996 and July 31,
1996, respectively. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement, as previously amended.

ITEM 2.   TENDER OFFER OF THE BIDDER

          Item 2 of the Statement is amended to add the following information:

          Raleigh filed a final Amendment, dated August 6, 1996, to the Raleigh
Schedule 14D-1 stating that the Raleigh Offer expired at 12:00 midnight, New York City time on August 1, 1996, and that Raleigh had accepted for payment 79,696 Interests pursuant to the Raleigh Offer, constituting approximately 19.7% of the outstanding Interests.

          Walton, by Amendment No. 2, dated August 2, 1996, amended the Walton Offer (as so amended, the "Amended Walton Offer") to increase the purchase price under the Amended Walton Offer to $461 per Interest, net to the seller in cash, without interest upon the terms and conditions set forth in the Amended Walton Offer, and to extend the expiration date under the Amended Walton Offer until 12:00 midnight, Eastern Time on August 15, 1996.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

          Item 4 of the Statement is amended to add the following information:

          Following the Partnership's receipt of the Amended Walton Offer, the Special Committee of the Board of Directors of Managers met with its financial and legal advisors to review and consider such Offer. Based on its analysis and its consultation with its advisors, the Special Committee has determined that with respect to Interestholders who have no current or anticipated need for liquidity and who expect to retain the Interests through an anticipated orderly liquidation of the Partnership by October, 2002, the Amended Walton Offer is inadequate and not in the best interests of such Interestholders. Accordingly, the Partnership recommends that such Interestholders reject such Offer and not tender their Interests. With respect to all other Interestholders, the Special Committee is expressing no opinion and remains neutral.

          The Special Committee reached such conclusion after considering a variety of factors, including those set forth under Item 4 of the Statement as originally filed, as well as a letter dated July 22, 1996 from Lehman Brothers Inc. in which Lehman reaffirmed the Lehman Estimated Liquidation Value and expressed its opinion that the $461 per Interest cash consideration then being offered in the Raleigh Offer was inadequate from a financial point of view to the Interestholders as a class as compared to the Lehman Estimated Liquidation Value. However, because the decision of each individual Interestholder as to whether to accept the consideration offered pursuant to such Offer may be based to a significant extent on such holder's current or anticipated need for liquidity, Lehman was not requested to, and did not, render any opinion as to the adequacy, from a financial point of view, of the consideration offered in such Offer to any particular Interestholder who has an immediate need or desire for liquidity or any particular Interestholder who anticipates a need for liquidity prior to October, 2002. It should also be noted that the Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

          Item 7 of the Statement is amended to add the following information:

          The Secondary Market Fund, L.P., on July 26, 1996, commenced an offer to buy, on a "first-received, first-buy" basis, 2,000 Interests at $500 per Interest. Such offer expires on August 16, 1996.

          The Partnership continues its negotiations with BSS Capital II, L.L.C. ("BSS") for a commitment setting forth the principal terms, covenants and conditions (including requisite approvals and consents) for a debt recapitalization (the "Financing") of the Partnership of approximately $160 million, consisting of secured senior and secured mezzanine tranches. In connection with such negotiations, the Partnership and BSS have agreed to extend the original ten business day period for negotiating such commitment by an additional five business days. BSS is under no obligation to issue a commitment, and the Partnership is under no obligation to accept one.

Item 9.  Material to be Filed as Exhibits

         Item 9 of the Statement is amended to add the following Exhibits:

Exhibit Number                                     Description
- --------------                                     -----------
    (a)(6)               Letter, dated August 7, 1996, from Arvida/JMB Partners,
                         L.P. to its Limited Partners

    (c)(16)              Letter, dated August 7, 1996, from BSS Capital II,
                         L.L.C. to the Partnership




                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 1996
                                 ARVIDA/JMB PARTNERS, L.P.

                                 By:  Arvida/JMB Managers, Inc.,
                                      -------------------------------------
                                      General Partner of the Partnership


                                 By:  /s/ Judd D. Malkin
                                      -------------------------------------
                                      Name: Judd D. Malkin
                                      Title: Chairman

                                 EXHIBIT INDEX


Exhibit Number                         Description                      Page No.
- --------------                         -----------                      --------
    (a)(6)            Letter, dated August 7, 1996, from Arvida/JMB
                      Partners, L.P. to its Limited Partners

    (c)(16)           Letter, dated August 7, 1996, from BSS Capital
                      II, L.L.C. to the Partnership

                                                                  Exhibit (a)(6)

                           ARVIDA/JMB PARTNERS, L.P.
                           900 NORTH MICHIGAN AVENUE
                           CHICAGO, ILLINOIS   60611
                                  312-440-4800

                                                    August 7, 1996

Dear Limited Partners:

     Since our July 30, 1996 letter to you regarding the unsolicited offers (individually, an "Offer") to acquire interests and assignee interests ("Interests") in Arvida/JMB Partners, L.P. (the "Partnership"), (i) the Offer by Raleigh Capital Associates L.P. ("Raleigh") expired at 12:00 midnight on August 1, 1996, and Raleigh accepted for purchase 79,696 Interests, and (ii) Walton Street Capital Acquisition Co. III, L.L.C. ("Walton") further amended its Offer to increase the purchase price from $420 per Interest to $461 per Interest, net to the seller in cash (the "Amended Walton Offer"). As more fully discussed below, the Special Committee (the "Special Committee") of the Board of Directors of Arvida/JMB Managers, Inc., the general partner of the Partnership ("Managers"), has determined that THE AMENDED WALTON OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF INTERESTHOLDERS WHO HAVE THE EXPECTATION OF RETAINING THE INTERESTS THROUGH AN ANTICIPATED ORDERLY LIQUIDATION OF THE PARTNERSHIP'S ASSETS.

     As stated in our letter to you on July 3, 1996, the Special Committee has retained the services of Lehman Brothers Inc. ("Lehman") as its financial advisor and has directed Lehman to render (a) its estimate of the present discounted value (the "Lehman Estimated Liquidation Value") of an Interest based on the assumption that the Partnership commences an orderly liquidation in October 1997 and completes the liquidation by October 2002, and (b) its opinion as to the adequacy, from a financial point of view, to the holders of Interests as a class, of the consideration offered in any offer to acquire Interests (including the Amended Walton Offer), as compared to the Lehman Estimated Liquidation Value. BY LETTER DATED JULY 2, 1996, LEHMAN ADVISED THE SPECIAL COMMITTEE THAT THE LEHMAN ESTIMATED LIQUIDATION VALUE AS OF SUCH DATE WAS A RANGE OF $565 TO $610 PER INTEREST. SUCH VALUE REPRESENTS LEHMAN'S ESTIMATE OF THE GROSS CASH DISTRIBUTIONS THAT AN INTERESTHOLDER WOULD RECEIVE OVER THE ASSUMED LIQUIDATION PERIOD, DISCOUNTED TO REFLECT THE PRESENT VALUE OF SUCH DISTRIBUTIONS.

 . Following receipt of the Amended Walton Offer, on August 7, 1996, the
  Special Committee met with its financial and legal advisors to review and consider the Amended Walton Offer. Based upon its analysis and its consultation with its advisors, the Special Committee has determined that the Amended Walton Offer is inadequate and not in the best interests of Interestholders who have the expectation of retaining the Interests through an anticipated orderly liquidation of the Partnership's assets by October 31, 2002, and who have no current or anticipated need for liquidity. ACCORDINGLY, THE SPECIAL COMMITTEE RECOMMENDS THAT SUCH INTERESTHOLDERS REJECT

  THE AMENDED WALTON OFFER AND NOT TENDER THEIR INTERESTS PURSUANT TO THE AMENDED WALTON OFFER.

 . By letter addressed to the Special Committee dated July 22, 1996, Lehman reaffirmed that the Lehman Estimated Liquidation Value, as of such date, was a range of $565 to $610 per Interest, and expressed its opinion that the $461 cash consideration then being offered in the Raleigh Offer was inadequate from a financial point of view to the Interestholders as a class as compared to the Lehman Estimated Liquidation Value. As more fully discussed in the Partnership's Schedule 14D-9 as amended through the date hereof, Lehman's opinion did not address the adequacy of such an offer with respect to Interestholders who have a present or anticipated need for liquidity. It should be noted, however, that the Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest.

 . The Special Committee does not express any opinion and remains neutral as to the Amended Walton Offer with respect to any Interestholders other than those who have the expectation of retaining the Interests through an anticipated orderly liquidation of the Partnership's assets by October 31, 2002, and who have no current or anticipated need for liquidity. It should be noted that because there is no established market for the Interests, once the Amended Walton Offer has expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under the Amended Walton Offer.

 . The Partnership continues its negotiations with BSS Capital II, L.L.C. ("BSS") for a commitment setting forth the principal terms, covenants and conditions (including requisite approvals and consents) for a debt recapitalization (the "Financing") of the Partnership of approximately $160 million, consisting of secured senior and secured mezzanine tranches. In connection with such negotiations, the Partnership and BSS have agreed to extend the original ten business day period for negotiating such commitment by an additional five business days. The Partnership will advise Interestholders of developments in the negotiations. The Financing, if accomplished, would achieve, among other things, a refinancing of the Partnership's existing financing arrangements (other than certain project related financing) and, together with certain additional project financing, would enable the Partnership to make a distribution to Interestholders of between $350 and $400 per Interest. There is no assurance that BSS will issue a commitment for a Financing or that any Financing commitment that BSS may issue will be acceptable to the Partnership. Even if a commitment for a Financing were acceptable to the Partnership, there can be no assurance that such a Financing transaction will be accomplished.

     YOU SHOULD CONSULT WITH YOUR PERSONAL TAX ADVISOR AND FINANCIAL CONSULTANT PRIOR TO ACCEPTING ANY OFFER AND TENDING YOUR INTERESTS.

     Under the terms of the Amended Walton Offer, Walton cannot, until August 15, 1996, purchase and pay for any Interests tendered prior to such time, and you may withdraw Interests tendered to Walton at any time prior to 12:00 midnight Eastern Time on August 15, 1996. IF YOU WISH TO RETAIN YOUR INTERESTS AND YOU HAVE NOT ALREADY TENDERED YOUR INTERESTS PURSUANT TO ANY OFFER, YOU NEED NOT TAKE ANY ACTION REGARDING THE AMENDED WALTON OFFER.

     In arriving at its recommendation, the Special Committee gave careful consideration to a number of business, financial and other factors described in the Partnership's Schedule 14D-9, as amended, and filed with the Securities and Exchange Commission. INTERESTHOLDERS ARE URGED TO READ CAREFULLY THE PARTNERSHIP'S SCHEDULE 14D-9, AS AMENDED.

     On behalf of the Special Committee.

                              Very truly yours,

                              Arvida/JMB Partners, L.P.

                              By:   Arvida/JMB Managers, Inc.
                                    General Partner


                              By:

                                    Judd D. Malkin
                                    Chairman

                            BSS CAPITAL II, L.L.C.
                        THREE PICKWICK PLAZA, SUITE 250
                         GREENWICH, CONNECTICUT 06830
                                 203/861-2100




August 7, 1996


Arvida/JMB Partners, L.P.
900 North Michigan Avenue
Chicago, Illinois 60611
Attention: Mr. Stephen Lovelette

Gentlemen:

     Reference is made to that certain letter agreement dated July 29, 1996 between us regarding a possible $160 million debt recapitalization (the "Letter Agreement").

     It is hereby agreed that the first and second lines of the third paragraph of the Letter Agreement be, and hereby are, amended to delete the words "ten
(10) business days from the date hereof" and to insert in place thereof the words "fifteen (15) business days from the date hereof (the expiration of such period being the closed of normal business hours, Chicago Time, August 19, 1996.)"

     Except for such amendment, all of the remaining terms and conditions of the Letter Agreement shall remain unchanged.

     If you are in agreement with the foregoing, please sign and return this letter to BSS, Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830,
Attention: Mr. Eugene A. Gorab, whereupon this letter will constitute our agreement with respect to the matters set forth herein.

                                            Very truly yours,

                                            BSS CAPITAL II, L.L.C.


                                            By BRM of Delaware Inc.
                                               General Manager



                                            By:
                                               -------------------
                                            Name:  Eugene A. Gorab
                                            Title: Executive Vice President



CONFIRMED AND AGREED TO BY:

ARVIDA/JMB PARTNERS, L.P.

By:  Arvida/JMB Managers, Inc.
     General Partner


By: ---------------------------
    Name